EXHIBIT 1

December 17, 2003

FOR IMMEDIATE RELEASE

Enerplus Resources Fund

TSX  -  ERF.un

NYSE -  ERF

ENERPLUS CLOSES EQUITY OFFERING

Enerplus Resources Fund (“Enerplus”) today announced the closing of the previously announced bought-deal equity financing.  At closing, a total of 4.4 million trust units were issued at a price of CDN$35.65 per trust units for gross proceeds of CDN$156.9 million, which includes the full exercise by the underwriters of their option to purchase an additional 400,000 trust units. The syndicate of underwriters was lead by CIBC World Markets.

Net proceeds of this offering will be used to reduce outstanding indebtedness under existing credit facilities and to fund future acquisitions and capital expenditures, including the acquisition of Ice Energy Limited which is expected close in January of 2004.

The securities being offered by Enerplus have not been, nor will be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States or to U.S. persons absent registration or applicable exemption from the registration requirement of such Act.  This release does not constitute an offer for sale of Trust Units in the U.S. and any public offering of Trust Units in the U.S. will be made by means of a prospectus.

Enerplus Resources Fund, established in 1986, is North America’s largest conventional oil and natural gas income fund with approximately 94.1 million trust units outstanding, after the effect of this offering.  Trading on both the Toronto Stock Exchange and the New York Stock Exchange, Enerplus offers investors a high yield investment that pays regular monthly cash distributions and is an eligible investment for all RRSPs, RRIFs, IRAs and RESPs.

For further information please contact Eric Tremblay, Senior Vice President, Capital Markets or Investor Relations at 1-800-319-6462 or e-mail investorrelations@enerplus.com.

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.  ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF U.S. SECURITIES LAW.

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